SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Date of Meeting of the Board of Directors

99.2	Major Operating Data of the 2021 First Quarter

99.3	Announcement Regarding Estimated Positive Profit in the First Quarter of 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 12, 2021	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”, and its subsidiaries, the “Group”) announces that a meeting of the Board will be held on Wednesday, 28 April 2021 for the purposes of considering and approving the first quarterly results of the Group for the three months ended 31 March 2021 for publication and transacting any other business.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 9 April 2021

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2021 First Quarter

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18 - Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the three months ended 31 March 2021 as follows:

I. Operating data of major products in the 2021 first quarter

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	91.02	88.64	4,063,841
Gasoline	91.31	89.99	6,012,095
Jet Fuel note 1	34.46	27.12	850,710
Intermediate petrochemicals
PX note 2	12.82	9.77	476,551
Benzene note 1	8.56	8.00	370,845
Ethylene Glycol note 2	4.96	2.07	97,067
Ethylene Oxide	8.54	8.35	548,502
Ethylene note 2	20.55	—	—
Resins and plastics
PE	14.04	9.77	476,551
PP	11.79	8.00	370,845
Polyester chips note 1 note 2	7.83	2.07	97,067
Synthetic fibres
Acrylics	2.01	2.06	312,832
Polyester note 1	0.79	0.80	50,229

Note 1: Sales volume excludes materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2021 first quarter

Unit: RMB yuan /ton

Product	The average price in the 2021 first quarter	The average price in the 2020 first quarter	Change
Diesel	4,584	4,178	9.73%
Gasoline	6,681	6,884	-2.96%
Jet Fuel	3,136	3,875	-19.07%
Ethylene	—	—	—
PX	4,877	5,131	-4.94%
Benzene	4,634	4,648	-0.29%
Ethylene Glycol	4,678	4,001	16.94%
Ethylene Oxide	6,572	6,262	4.96%
PE	8,562	6,832	25.33%
PP	8,881	7,567	17.36%
Polyester chips	5,118	5,156	-0.73%
Acrylics	15,203	11,599	31.07%
Polyester	6,278	6,419	-2.20%
Raw material	The average processing cost in the 2021 first quarter	The average processing cost in the 2020 first quarter	Change
Crude oil	2,720	3,428	-20.65%

III. Other matters

The above-mentioned production and operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 9 April 2021

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement Regarding Estimated Positive Profit in the First Quarter of 2021

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	Net profit attributable to shareholders of the Company for the first quarter of 2021 is estimated to be between RMB1.06 billion and RMB1.29 billion.

•	Net profit attributable to shareholders of the Company excluding extraordinary gains and losses for the first quarter of 2021 is estimated to be between RMB1.04 billion and RMB1.27 billion.

1. Estimated results during the period

(1)	Period of estimated results: 1 January 2021 to 31 March 2021

(2)

Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), according to the calculation under the China Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company for the first quarter of 2021 is estimated to be between RMB1.06 billion to RMB1.29 billion, expected to achieve a turnaround from loss to profit as compared with the corresponding period in 2020 and representing an estimated increase between 74% and 111% as compared with the corresponding period of 2019. The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses is estimated to be between RMB1.04 billion and RMB1.27 billion, expected to achieve a turnaround from loss to profit as compared with the corresponding period in 2020 and representing an estimated increase between 66% and 103% as compared with the corresponding period of 2019.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

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2. Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	-1,202,367
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses (RMB’000)	-1,218,292
Basic earnings per share (RMB)	-0.111

3. Major reasons for a turnaround from loss to profit in the results for the period

In the first quarter of 2020, due to the dual impact of the COVID-19 pandemic and the plunge in oil prices, the gross profit of the Company’s products suffered significant shrinks and resulting in losses in the first quarter of 2020. In the first quarter of 2021, the demand for petroleum and petrochemical products significantly improved, which resulted in a rise in the prices of major products. The Company seized the opportunity to optimize its operation, took effective measures to improve performance, and persisted in lowering cost and reducing fees. As a result, the operating performance has been improved significantly.

4. Other Information

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the 2021 first quarterly report to be officially published by the Company. Investors are advised to pay attention to investment risks.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 9 April 2021

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